UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated May 19, 2014, announcing the Company's results for the three months ended March 31, 2014, the sale of the containership newbuilding and the implementation of a share buyback program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 19, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. REPORTS FIRST QUARTER 2014 RESULTS, ANNOUNCES THE SALE OF THE CONTAINERSHIP
NEWBUILDING AND IMPLEMENTS A SHARE BUYBACK PROGRAM

First Quarter 2014 Highlights
•	Net revenue of $13.4 million
•	Took delivery of the fourth Handysize drybulk vessel; the M/V Proud Seas
•	Ordered three Eco-Design Kamsarmax newbuilding drybulk carriers
•	Secured debt financing for the four Ultramax and two of the three Kamsarmax newbuilding drybulk carriers
•	Agreed to sell the 4,800 TEU containership for a net amount of $41.2 million.

ATHENS, Greece, May 19, 2014 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three months ended March 31, 2014.

Financial Highlights
(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014
Average number of vessels	12.7	13.9
Time charter equivalent rate (TCE) (1)	11,388	8,557
Net Revenue	13,453	13,429
EBITDA (1)	2,551	(19,052)
Adjusted EBITDA (1)	3,182	333
Net Loss	(3,511)	(25,885)
Adjusted Net Loss (1)	(2,880)	(6,500)
Loss per common share basic and diluted	(0.32)	(1.24)
Adjusted Loss per common share basic and diluted (1)	(0.26)	(0.31)

(1)
Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Management Commentary
Commenting on the results, Mr. Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "During the first quarter of 2014, we accomplished many of our previously announced objectives. In line with our growth strategy, we increased our operating fleet to 14 vessels by taking delivery of the M/V Proud Seas in January and entered into an agreement to sell our 4,800 TEU containership to an unrelated third party, which, after taking into consideration our latest agreement with the shipyard to reduce the contract price of the respective vessel by $770,000, will result in a positive net cash inflow to the Company of approximately $10.0 million. We also increased our newbuilding program to seven drybulk vessels by ordering three Eco-Design Kamsarmax vessels for delivery in 2015. Regarding our loan and credit facilities, we improved our financial flexibility by entering into two new loan agreements that streamlined our debt amortization profile and removed restrictive covenants that placed various restrictions on our ability to pay dividends. Last but not least, the Board of Directors has authorized an amount of up to $10.0 million to be used to buy back common shares in the open market over the next twelve months in an effort to increase shareholders' value."

Mr. Bodouroglou continued, "We continue to maintain full exposure to the drybulk spot charter market that enables us to capture any upside in rates as the drybulk market improves. However, during the first quarter of 2014, the drybulk market weakened, specifically for Panamax vessels, which, coupled with our two scheduled drydockings, translated into an adjusted loss of $6.5 million or $0.31 per share."

Mr. Bodouroglou concluded, "The Company is now positioned to take advantage of what we expect to be an improving drybulk market in the forthcoming years, which we expect will eventually enable the Company to resume paying cash dividends to its shareholders."

Newbuilding Program Update
In April 2014, the Company entered into a memorandum of agreement for the sale of its 4,800 TEU containership to an unrelated third party for a net amount of $41.2 million. The sale of the vessel and its transfer to the new owners is expected to be concluded by the end of May, 2014. In May 2014, the Company also agreed with the shipyard, subject to certain closing conditions, to reduce the contract price of the respective vessel by $770,000. Based on the newbuilding contract, after taking into consideration the latest reduction in the contract price, the total contractual cost of the 4,800 TEU containership newbuilding amounts to $54.2 million, of which an amount of $31.2 million is currently outstanding and payable by the Company upon the delivery of the vessel from the shipyard. The sale of the vessel will result in a positive net cash inflow to the Company of approximately $10.0 million. In addition, the Company has mutually agreed with China Development Bank to cancel the corresponding credit facility for the vessel.

In March 2014, the Company signed shipbuilding contracts for three Kamsarmax newbuilding drybulk carriers. These Eco-Design Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each and will be built at Jiangsu Yangzijiang Shipbuilding Co. Two of the newbuildings are scheduled to be delivered in the second quarter of 2015 and one is scheduled to be delivered in the fourth quarter of 2015. The total consideration for these three newbuilding contracts is $91.7 million.

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk vessel; the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc ("Nordea").

Financing Update
On May 6, 2014, the Company completed the documentation for a senior secured loan facility with a syndicate of major European banks led by Nordea in an amount of $160.0 million, $40.0 million more than the previously announced size. This new, upsized facility will be used for the refinancing of six vessels of its operating fleet (the four Handysize vessels M/V Prosperous Seas, M/V Precious Seas, M/V Priceless Seas and the M/V Proud Seas, and the Panamax vessels M/V Coral Seas and M/V Golden Seas), along with the financing of up to 60% of the market value of the remaining two Ultramax newbuilding drybulk carriers, the Hull numbers DY4050 and DY4052, and of two of its Kamsarmax newbuilding drybulk carriers, the Hull numbers YZJ1144 and YZJ1145, that are all expected to be delivered in the second quarter of 2015.

On April 4, 2014, the Company completed the documentation for the previously announced loan agreement with HSH Nordbank AG for a $47.0 million senior secured loan facility, for the refinancing of the M/V Friendly Seas and the partial financing of the first two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153.

Both of these new "covenant light" facilities improve our balance sheet by reducing our overall leverage, leaving only one of the recently ordered Kamsarmax newbuildings to be financed. At the same time they increase our financial flexibility by having no dividend restrictions and include no earnings maintenance related covenants going forward.

Share Buyback Program
On May 12, 2014, the Company's Board of Directors authorized a share buyback program of up to $10.0 million for a period of twelve months. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of the date of this press release, the Company has not purchased any shares.

First Quarter 2014 Financial Results
Gross charter revenue was $14.2 million for each of the first quarters of 2014 and 2013. The Company reported a net loss of $25.9 million, or $1.24 per basic and diluted share, for the first quarter of 2014, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 20,560,102 and reflecting the impact of the non-cash items discussed below. For the first quarter of 2013, the Company reported net loss of $3.5 million, or $0.32 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 10,992,088.

Excluding all non-cash items described below, the adjusted net loss for the first quarter of 2014 was $6.5 million, or $0.31 per basic and diluted share, compared to adjusted net loss of $2.9 million, or $0.26 per basic and diluted share, for the first quarter of 2013.

EBITDA for the first quarter of 2014 was negative $19.1 million, compared to positive $2.6 million for the first quarter of 2013. EBITDA for the first quarter of 2014 was calculated by adding the net loss of $25.9 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $6.8 million. Adjusted EBITDA, excluding all non-cash items described below, was $0.3 million for the first quarter of 2014, compared to $3.2 million for the first quarter of 2013.

The Company operated an average of 13.9 vessels during the first quarter of 2014, earning an average TCE rate of $8,557 per day, compared to an average of 12.7 vessels during the first quarter of 2013, earning an average TCE rate of $11,388 per day.

Total adjusted operating expenses for the first quarter of 2014 equaled $9.7 million, or approximately $7,717 per vessel per day, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation for the period of $1.1 million. For the first quarter of 2013, total adjusted operating expenses were $10.2 million, or approximately $8,916 per vessel per day, which included the items mentioned above, and excluded share-based compensation of $0.5 million.

As of March 31, 2014, the Company owned approximately 13.6% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. Based on the unaudited financial statements reported by Box Ships on May 12, 2014, for the first quarter of 2014, the Company recorded a loss of $0.3 million, representing its share of Box Ships' net loss for the period, compared to $0.6 million income for the first quarter of 2013.

As of March 31, 2014, based on the increased probability of selling the 4,800 TEU containership newbuilding, the Company recorded a non-cash impairment loss of $15.7 million, relating to the write down to fair value of the contract price of the respective vessel.

As of March 31, 2014, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded a non-cash loss of $2.8 million.

First Quarter 2014 Non-cash Items
The Company's results for the three months ended March 31, 2014 included the following non-cash items:

▪	Impairment loss of $15.7 million, or $0.75 per basic and diluted share.
▪	Loss on investment in affiliate of $2.8 million, or $0.14 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.2 million, or $0.01 per basic and diluted share.
▪
Non-cash expenses of $1.1 million, or $0.05 per basic and diluted share, relating to share based compensation to the management company amounting to $0.9 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.2 million.

In the aggregate, these non-cash items decreased the Company's earnings by $19.4 million, which represents a $0.93 decrease in earnings per basic and diluted share, for the three months ended March 31, 2014.

Cash Flows
For the three months ended March 31, 2014, the Company generated net cash from operating activities of $1.2 million, compared to $0.3 million for the three months ended March 31, 2013. For the three months ended March 31, 2014, net cash used in investing activities was $63.2 million and net cash from financing activities was $61.8 million. For the three months ended March 31, 2013, net cash used in investing activities was $0.6 million and net cash used in financing activities was $3.7 million.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its first quarter 2014 results on May 20, 2014 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-300-8521 (USA) or +1-412-317-6026 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10045612.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of fourteen drybulk vessels with a total carrying capacity of 853,699 dwt. In addition, Paragon Shipping's current newbuilding program consists of two Ultramax drybulk carriers that are scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of May 19, 2014.

Operating Drybulk Fleet

Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	14	853,699

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY152	Ultramax	63,500	Q2 2014
Hull no. DY153	Ultramax	63,500	Q3 2014
Hull no. DY4050	Ultramax	63,500	Q2 2015
Hull no. DY4052	Ultramax	63,500	Q2 2015
Total Ultramax	4	254,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1145	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1142	Kamsarmax	81,800	Q4 2015
Total Kamsarmax	3	245,400
Grand Total	7	499,400

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014
FLEET DATA
Average number of vessels (1)	12.7	13.9
Calendar days for fleet (2)	1,142	1,254
Available days for fleet (3)	1,125	1,211
Operating days for fleet (4)	1,123	1,198
Fleet utilization (5)	99.8%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	11,388	8,557
Vessel operating expenses (7)	4,449	4,262
Dry-docking expenses (8)	413	1,178
Management fees - related party adjusted (9)	1,016	1,056
General and administrative expenses adjusted (10)	3,038	1,221
Total vessel operating expenses adjusted (11)	8,916	7,717

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)
Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.

(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in thousands of United States Dollars where applicable, except for TCE)

	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014
Charter Revenue	14,225	14,237
Commissions	(772)	(808)
Voyage Expenses, net	(664)	(3,178)
Net Revenue, net of voyage expenses	12,789	10,251
Total operating days	1,123	1,198
Time Charter Equivalent	11,388	8,557

Condensed Cash Flow Information (Unaudited)
(Expressed in thousands of United States Dollars)

	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014
Cash and Cash Equivalents, beginning of period	17,677	31,302
Cash generated from / (used in):
Operating Activities	261	1,204
Investing Activities	(620)	(63,240)
Financing Activities	(3,721)	61,794
Net decrease in Cash and Cash Equivalents	(4,080)	(242)
Cash and Cash Equivalents, end of period	13,597	31,060

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in thousands of United States Dollars)

	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014
Net Loss	(3,511)	(25,885)
Plus Net interest expense, including interest expense from interest rate swaps	1,928	2,406
Plus Depreciation	4,134	4,427
EBITDA	2,551	(19,052)
Adjusted EBITDA Reconciliation
Net Loss	(3,511)	(25,885)
Impairment loss	-	15,695
Loss on investment in affiliate	391	2,754
Unrealized gain on interest rate swaps	(238)	(177)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	478	1,113
Adjusted Net Loss	(2,880)	(6,500)
Plus Net interest expense, including interest expense from swaps	1,928	2,406
Plus Depreciation	4,134	4,427
Adjusted EBITDA	3,182	333

(1)
The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in thousands of United States Dollars - except for shares and share data)

U.S. GAAP Financial Information	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014
Net Loss	(3,511)	(25,885)
Net Loss attributable to non-vested share awards	(46)	(446)
Net Loss available to common shareholders	(3,465)	(25,439)
Weighted average number of common shares basic and diluted	10,992,088	20,560,102
Loss per common share basic and diluted	(0.32)	(1.24)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(3,511)	(25,885)
Impairment loss	-	15,695
Loss on investment in affiliate	391	2,754
Unrealized gain on interest rate swaps	(238)	(177)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	478	1,113
Adjusted Net Loss (1)	(2,880)	(6,500)
Adjusted Net Loss attributable to non-vested share awards	(37)	(112)
Adjusted Net Loss available to common shareholders	(2,843)	(6,388)
Weighted average number of common shares basic and diluted	10,992,088	20,560,102
Adjusted Loss per common share basic and diluted (1)	(0.26)	(0.31)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2013 and March 31, 2014
(Expressed in thousands of United States Dollars)
	December 31, 2013	March 31, 2014
Assets

Cash and restricted cash (current and non-current)	41,312	42,245
Vessels, net	306,136	327,675
Advances for vessels under construction	45,209	66,855
Other fixed assets, net	596	547
Investment in affiliate	11,309	8,284
Other assets	14,984	14,843

Total Assets	419,546	460,449

Liabilities and Shareholders' Equity

Total debt	180,115	201,961
Total other liabilities	6,780	11,050
Total shareholders' equity	232,651	247,438

Total Liabilities and Shareholders' Equity	419,546	460,449

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2013 and 2014
(Expressed in thousands of United States Dollars - except for shares and share data)

	Three Months Ended	Three Months Ended
	March 31, 2013	March 31, 2014
Revenue
Charter revenue	14,225	14,237
Commissions	(772)	(808)
Net Revenue	13,453	13,429
Expenses / (Income)
Voyage expenses, net	664	3,178
Vessels operating expenses	5,081	5,345
Dry-docking expenses	471	1,477
Management fees - related party	1,496	2,204
Depreciation	4,134	4,427
General and administrative expenses	3,611	1,765
Impairment loss	-	15,695
Bad debt provisions	17	-
Other income	-	(40)
Operating Loss	(2,021)	(20,622)
Other Income / (Expenses)
Interest and finance costs	(1,902)	(2,210)
Loss on derivatives, net	(15)	(26)
Interest income	226	7
Equity in net income / (loss) of affiliate	569	(276)
Loss on investment in affiliate	(391)	(2,754)
Foreign currency gain / (loss)	23	(4)
Total Other Expenses, net	(1,490)	(5,263)
Net Loss	(3,511)	(25,885)

Other Comprehensive Income / (Loss)
Unrealized gain / (loss) on cash flow hedges	3	(12)
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	77	76
Equity in other comprehensive income of affiliate	15	5
Unrealized gain / (loss) on change in fair value of marketable securities	123	(251)
Total Other Comprehensive Income / (Loss)	218	(182)

Comprehensive Loss	(3,293)	(26,067)

Loss per Class A common share, basic and diluted	$(0.32)	$(1.24)
Weighted average number of Class A common shares, basic and diluted	10,992,088	20,560,102